UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EFactor Group Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
28201T104
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 28201T104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON FreedomLab B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF	5	SOLE VOTING POWER 161,879
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 161,879
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 161,879
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.6%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 28201T104	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

EFactor Group Corp.

(b)	Address of Issuer's Principal Executive Offices:

1177 Avenue of the Americas, Suite 5060
New York, NY 10036

Item 2.

(a)	Names of Persons Filing:

FreedomLab B.V.

(b)	Address of Principal Business Office or, if none, Residence:

Plantage Middenlaan 62
1018 DH Amsterdam
The Netherlands

(c)	Citizenship:

The Netherlands

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

28201T104

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;

[ ] Bank as defined in Section 3(a)(6) of the Act;

[ ] Insurance company as defined in Section 3(a)(19) of the Act;

[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 28201T104	13G	Page 4 of 5 Pages

[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4.	Ownership

(a)	Amount beneficially owned: 161,879

(b)
Percent of class: 4.6%  (The percentages used in this statement are calculated based upon the 3,500,920 Ordinary Shares issued and outstanding as reported by EFactor Group Corp. in its Quarterly Report on Form 10-Q filed on November 18, 2015 with the Securities and Exchange Commission.)

(c)	Number of shares as to which such person has:

i.	Sole power to vote or direct the vote: 161,879

ii.	Shared power to vote or direct the vote: 0

iii.	Sole power to dispose or direct the disposition of: 161,879

iv.	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 28201T104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

FREEDOMLAB B.V.

By:	/s/ Franciscus Johannes Botman
Name:	Franciscus Johannes Botman
Title:	Director of FreedomLab B.V.

[Signature Page to Schedule 13G]